Execution Version

WHEATON PRECIOUS METALS CORP.
as Borrower

- and -

THE BANK OF NOVA SCOTIA
as Co-Lead Arranger, Joint Bookrunner and Administrative Agent

- and -

BANK OF MONTREAL
as Co-Lead Arranger, Joint Bookrunner and Syndication Agent

- and -

CANADIAN IMPERIAL BANK OF COMMERCE,
ROYAL BANK OF CANADA AND THE TORONTO-DOMINION BANK
as Co-Documentation Agents

- and -

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., CANADA BRANCH,
NATIONAL BANK OF CANADA AND HSBC BANK CANADA
as Senior Managers

- and -

THE BANK OF NOVA SCOTIA, BANK OF MONTREAL, CANADIAN IMPERIAL
BANK OF COMMERCE, ROYAL BANK OF CANADA, THE TORONTO-DOMINION
BANK, THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., CANADA BRANCH,
EXPORT DEVELOPMENT CANADA, HSBC BANK CANADA, MIZUHO BANK, LTD.,
NATIONAL BANK OF CANADA AND BANK OF AMERICA, N.A., CANADA BRANCH
as Lenders

FOURTH AMENDING AGREEMENT TO THE AMENDED AND RESTATED
REVOLVING TERM FACILITY CREDIT AGREEMENT

Dated as of February 27, 2018

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FOURTH AMENDING AGREEMENT TO
AMENDED AND RESTATED REVOLVING TERM FACILITY CREDIT AGREEMENT

                                   THIS AGREEMENT dated as of the 27th day of February, 2018.

BETWEEN:

THE BANK OF NOVA SCOTIA, a Canadian chartered bank (herein, in its capacity as administrative agent for the Lenders, called the “Administrative Agent”)

- and -

WHEATON PRECIOUS METALS CORP.(formerly known as Silver Wheaton Corp.), a corporation continued under the laws of the Province of Ontario (herein called the “Borrower”)

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THE SEVERAL LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT (herein and therein in their capacities as lenders to the Borrower, collectively called the “Lenders” and individually called a “Lender”)

                          WHEREAS the Borrower, the Lenders and the Administrative Agent entered into an amended and restated credit agreement dated as of February 27, 2015, as amended by a first amending agreement dated as of November 20, 2015, by a second amending agreement dated as of March 18, 2016 and by a third amending agreement dated as of February 27, 2017 in connection with a certain credit facility in favour of the Borrower (the “Credit Agreement”);

                          AND WHEREAS the Borrower, the Lenders and the Administrative Agent hereto wish to amend certain provisions of the Credit Agreement;

                          NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

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ARTICLE 1
DEFINED TERMS

1.1                    Capitalized Terms

                          All capitalized terms which are used herein without being specifically defined herein shall have the meanings ascribed thereto in the Credit Agreement.

ARTICLE 2
AMENDMENTS TO CREDIT AGREEMENT

2.1                    General Rule

                          Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2                    Defined Terms

                          Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)	The definition of “Maturity Date” is hereby deleted in its entirety and replaced by the following:

                          ““Maturity Date” means February 27, 2023.”

2.3                    Lenders’ Commitments

                          Section 2.2 of the Credit Agreement is hereby amended by deleting the third sentence thereof and replacing it with the following: “Each Lender shall provide to the Borrower its Pro Rata Share of each credit, whether such credit is extended by way of drawdown, rollover or conversion”.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1                    Representations and Warranties

                          To induce the Lenders and the Administrative Agent to enter into this agreement, the Borrower hereby represents and warrants to the Lenders and the Administrative Agent that the representations and warranties of the Borrower which are contained in Section 10.1 of the Credit Agreement, as hereby amended, are true and correct on the date hereof as if made on the date hereof.

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ARTICLE 4
CONDITION PRECEDENT

4.1                    Conditions Precedent to Effectiveness of this Agreement

                          This agreement shall not become effective until the following conditions precedent are fulfilled:

(a)	this agreement shall have been executed and delivered by each of the Borrower, the Administrative Agent and the Lenders;

(b)	the attached acknowledgement and consent shall have been executed and delivered by each Guarantor to the Administrative Agent;

(c)

the Borrower shall have paid to the Lenders and to The Bank of Nova Scotia and Bank of Montreal, in their respective capacities as co-lead arrangers of the Credit Facility (the “Joint-Lead Arrangers”) all fees and expenses required to be paid in connection with the fee letter of even date executed by the Borrower and the Joint-Lead Arrangers.

ARTICLE 5
MISCELLANEOUS

5.1                    No Default

                          The Borrower represents and warrants to and in favour of the Administrative Agent and the Lenders that no Default has occurred and is continuing as at the date this agreement becomes effective and no Default would arise immediately thereafter.

5.2                    Future References to the Credit Agreement

                          On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby. The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.3                    Governing Law

                          This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario.

5.4                    Enurement

                          This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

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5.5                    Conflict

                          If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount. This agreement shall not create any novation.

5.6                    No Waiver

                          This agreement shall not limit, impair or constitute a waiver of the rights, powers or remedies available to the Administrative Agent or the Lenders under the Credit Agreement or any other Credit Document.

5.7                    Credit Document

                          This agreement shall be deemed to be a Credit Document.

5.8                    Further Assurances

                          The Borrower shall do, execute and deliver or shall cause to be done, executed and delivered all such further acts, documents and things as the Administrative Agent may reasonably request for the purpose of giving effect to this agreement and to each and every provision hereof.

5.9                    Counterparts

                          This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

[Remainder of page intentionally blank.]

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                          IN WITNESS WHEREOF, the parties hereto have executed and delivered this agreement on the date first above written.

WHEATON PRECIOUS METALS CORP.

By:	/s/ Gary D. Brown
Name: Gary D. Brown
Title: Chief Financial Officer

By:
Name:
Title:

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THE BANK OF NOVA SCOTIA, as Administrative Agent

By:	/s/ Alastair Borthwick
Name: Alastair Borthwick
Title: Managing Director

By:	/s/ Agnes Podbielski
Name: Agnes Podbielski
Title: Associate Director

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THE BANK OF NOVA SCOTIA, as Lender

By:	/s/ Kurt Foellmer
Name: Kurt Foellmer
Title: Director

By:	/s/ Stephen MacNeil
Name: Stephen MacNeil
Title: Associate Director

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BANK OF MONTREAL, as Lender

By:	/s/ Jeremy Beadow
Name: Jeremy Beadow
Title:Vice President

By:
Name:
Title:

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CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	/s/ Peter Rawlins
Name: Peter Rawlins
Title: Managing Director

By:	/s/ Jens Paterson
Name: Jens Paterson
Title: Executive Director

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ROYAL BANK OF CANADA, as Lender

By:	/s/ Stam Fountoulakis
Name: Stam Fountoulakis
Title: Authorized Signatory

By:
Name:
Title:

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THE TORONTO-DOMINION BANK, as Lender

By:	/s/ Burke Smyth
Name: Burke Smyth
Title: Managing Director

By:	/s/ Ben Montgomery
Name: Ben Montgomery
Title: Director

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THE BANK OF TOKYO-MITSUBISHI UFJ, LTD., CANADA BRANCH, as Lender

By:	/s/ Michael Quinn
Name: Michael Quinn
Title: Director, CBB (RM)

By:
Name:
Title:

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EXPORT DEVELOPMENT CANADA, as Lender

By:	/s/ Philip Sauve
Name: Philip Sauve
Title: Senior Associate

By:	/s/ Shaun Enright
Name: Shaun Enright
Title: Financing Manager

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HSBC BANK CANADA, as Lender

By:	/s/ Doug Brandes
Name: Doug Brandes
Title: Director Global Banking

By:	/s/ Emma Amaya
Name: Emma Amaya
Title: Associate Global Banking

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MIZUHO BANK, LTD., as Lender

By:	/s/ Carmen Angelescu
Name: Carmen Angelescu
Title: Director

By:
Name:
Title:

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NATIONAL BANK OF CANADA, as Lender

By:	/s/ Allan Fordyce
Name: Allan Fordyce
Title: Managing Director

By:	/s/ David Torrey
Name: David Torrey
Title: Managing Director

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BANK OF AMERICA, N.A., CANADA BRANCH, as Lender

By:	/s/ Marc Ahlers
Name: Marc Ahlers
Title: Director

By:
Name:
Title:

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ACKNOWLEDGEMENT AND CONSENT

The undersigned, each being a guarantor of the Borrower’s Obligations under, inter alia, the Credit Agreement, hereby acknowledge, agree to and consent to the foregoing amendments to the Credit Agreement and hereby confirm their obligations under their respective Guarantee.

WHEATON PRECIOUS METALS INTERNATIONAL LTD.

By:	/s/ Bill Koutsouras
Name:	Bill Koutsouras
Title:	Director

By:
Name:
Title:

SILVER WHEATON LUXEMBOURG SARL

By:	/s/ Giselle Passchier
Name:	Giselle Passchier
Title:	Manager A

By:
Name:
Title:

WHEATON PRECIOUS METALS (CAYMAN) CO.

By:	/s/ Ounesh Reebye
Name:	Ounesh Reebye
Title:	Director

By:
Name:
Title:

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